Exhibit 3

EXECUTION VERSION

STOCK INCENTIVE PLAN OF 2015

NONQUALIFIED OPTION AGREEMENT

THIS NONQUALIFIED OPTION AGREEMENT (this “Agreement”), dated as of December 31, 2016 (the “Grant Date”), is made by and between Alico, Inc., a Florida corporation (the “Company”), and Remy W. Trafelet (the “Participant”). Capitalized terms used herein without definition have the meanings ascribed to such terms in the Alico, Inc. Stock Incentive Plan of 2015 (the “Plan”).

WHEREAS, the Company has adopted the Plan to give the Company a competitive advantage in attracting, retaining, and motivating officers, employees, directors, and/or consultants and to provide the Company and its Subsidiaries and Affiliates with a long-term incentive plan providing incentives directly linked to shareholder value; and

WHEREAS, the Committee has determined that it would be in the best interests of the Company and its shareholders to grant the Participant Nonqualified Options on the terms and subject to the conditions set forth in this Agreement and the Plan.

NOW, THEREFORE, in consideration of the premises and the covenants of the parties contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves and their successors and assigns, hereby agree as follows:

1. Grant of Option.

(a) Grant. The Company hereby grants to the Participant a Nonqualified Option (the “Option” and any portion thereof, the “Options”) to purchase 300,000 Shares (such Shares, the “Shares”), on the terms and subject to the conditions set forth in this Agreement and as otherwise provided in the Plan. The Option is not intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(b) Incorporation by Reference, Etc. The provisions of the Plan are hereby incorporated herein by reference. Except as otherwise expressly set forth herein, this Agreement shall be construed in accordance with the provisions of the Plan. Notwithstanding the provisions of the Plan or this Agreement to the contrary (including, without limitation, Section 2(c) of the Plan), all determinations under this Agreement as to the following shall be subject to de novo review and shall not be final, binding and conclusive on the Participant or his beneficiaries or their respective successors or assigns: (i) determinations as to whether Cause (as defined below) or Good Reason (as defined below) exists and (ii) determinations made on or following a Change in Control.

2. Option; Option Price.

(a) Option Price. The option price, being the price at which the Participant shall be entitled to purchase the Shares upon the exercise of all or any of the Options, shall be $[___]2 per Share (the “Option Price”).

(b) Payment of the Option Price. The Option may be exercised only by written notice, substantially in the form provided by the Company, delivered in person or by mail in accordance with Section 12(b) and accompanied by payment of the Option Price. The aggregate Option Price shall be payable in cash or by any of the other methods permitted under Section 5(g)(i) through (iii) of the Plan.

3. Vesting. Except as may otherwise be provided herein, the Option shall become nonforfeitable (any Options that shall have become nonforfeitable pursuant to this Section 3, “Vested Options”) and shall become exercisable according to the following provisions:

(a) General. (i) 25% of the Options shall become Vested Options on the first date during the Measurement Period (as defined below) that the Trailing Minimum Stock Price (as defined below) exceeds $60.00; (ii) 25% of the Options shall become Vested Options on the first date during the Measurement Period that the Trailing Minimum Stock Price exceeds $75.00; (iii) 25% of the Options shall become Vested Options on the first date during the Measurement Period that the Trailing Minimum Stock Price exceeds $90.00; and (iv) 25% of the Options shall become Vested Options on the first date during the Measurement Period that the Trailing Minimum Stock Price exceeds $105.00 (each of the stock price hurdles set forth in clauses (i)—(iv), a “Stock Price Hurdle”). Any Options that have not become Vested Options as of the conclusion of the applicable Measurement Period shall be forfeited as of such conclusion for no consideration.

(b) Certain Definitions. For purposes of this Agreement, the following terms have the meanings set forth below:

“Cause” shall mean (i) a material failure by the Participant to carry out, or malfeasance or gross insubordination in carrying out, any of his material duties under the Employment Agreement, (ii) the final conviction of the Participant of, or a plea by the Participant of guilty or nolo contendere to, a felony or crime involving moral turpitude, (iii) an egregious act of dishonesty by the Participant (including, without limitation, theft or embezzlement) in connection with his employment by the Company, or a malicious action by the Participant toward the customers or employees of the Company or any Affiliate, (iv) a material breach by the Participant of the Company’s Code of Business Ethics or Section 10 of the Employment Agreement, or (v) the failure of the Participant to cooperate fully with governmental investigations involving the Company or any Affiliate unless the Participant is a subject of the investigation or is acting in reliance on the advice of counsel or in accordance with directions from the Board or legal counsel for the Company; provided, however, that each act or omission described in the preceding clauses (i), (iv), and (v) will not constitute a basis for the Company to terminate the Participant’s employment for Cause unless the Participant receives written notice from the Company identifying each act or omission that the Board views to constitute Cause and any identified act or omission recurs or, if curable, the identified act or omission is not reasonably cured within 30 days after the date that the

[2]	NOTE: Price will be closing price on 12/30.

Participant received the written notice from the Company. For purposes of this provision, any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Participant in good faith and in the best interests of the Company. The cessation of employment of the Participant shall not be deemed to be with Cause unless and until there shall have been delivered to the Participant a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the entire membership of the Board at a meeting of the Board called and held for such purpose (after reasonable notice is provided to the Participant, and the Participant is given an opportunity, together with counsel, to be heard before the Board), finding that, in the good faith opinion of the Board, the Participant is guilty of the conduct that constitutes Cause and specifying the particulars thereof in detail.

“Employment Agreement” shall mean that certain Employment Agreement, dated as of December 31, 2016, by and between the Company and the Participant.

“Good Reason” shall mean (i) following a Change in Control, a material adverse change in the Participant’s authority, powers, functions, titles, reporting relationship, duties, or responsibilities; (ii) a material reduction in the Participant’s base salary; (iii) a material breach of any employment agreement between the Company and the Participant; or (iv) the reassignment of the Participant’s place of employment to an office location more than 50 miles from the Participant’s then-current place of employment; provided that (A) the Participant has provided the Company with written notice of the occurrence of the event or circumstance believed to constitute Good Reason within 30 days of the Participant’s knowledge of the occurrence of such event or circumstance, (B) the Company has failed to cure such event or circumstance, if curable, within 30 days following its receipt of such notice, and (C) the Participant resigns within 90 days following the occurrence of the event or circumstance that constitutes Good Reason.

“Measurement Period” shall mean the period commencing on the Grant Date and concluding on (i) if the Participant’s Termination of Employment is due to the Participant’s death, Disability, the second anniversary of the date of such Termination of Employment, (ii) if the Participant’s Termination of Employment is by the Company without Cause, by the Participant with Good Reason, or by reason of the Participant’s Retirement, the date that is 18 months following the date of such Termination of Employment, or (iii) if the Participant’s Termination of Employment is for any reason not covered in clause (i) or (ii), the date of such Termination of Employment. Notwithstanding the foregoing, the Measurement Period shall automatically conclude on the fifth anniversary (or, with respect to Section 3(a)(i), the fourth anniversary) of the Grant Date, if it has not previously concluded.

“Retirement” shall mean the Participant’s resignation on or following the Participant’s attainment of age 70.

“Termination of Employment” shall mean a termination of Participant’s employment with the Company and its Subsidiaries, irrespective of whether Participant continues to serve the Company and its Subsidiaries following such termination in a non-employee capacity, including, without limitation, as a director or consultant.

“Trailing Minimum Stock Price” shall mean, with respect to any date, the lowest Fair Market Value of a Share during the 20 consecutive trading day period immediately preceding such date.

4. Expiration. The Options (to the extent not otherwise forfeited) shall automatically terminate and shall become null and void, be unexercisable and be of no further force and effect upon the earlier of:

(a) the tenth anniversary of the Grant Date; and

(b) the date of the Participant’s Termination of Employment, in the case of a Termination of Employment by the Company with Cause.

5. Tax Withholding. The Company’s obligation to deliver the Shares upon exercise of any Options or any certificates evidencing such Shares (or to make a book-entry or other electronic notation indicating ownership of such Shares) is subject to the condition precedent that the Participant either pay or provide for the amount of any withholding obligations with respect to the exercise of the Option in such manner as may be authorized by the Committee or as may otherwise be permitted under Section 14(d) of the Plan. Notwithstanding anything in the Plan to the contrary, the Participant shall have the right to satisfy any tax withholding obligations (a) by paying cash equal to the amount of such tax withholding or (b) if approved in advance by the Committee, by settling such obligations with Common Stock, including Common Stock that is part of the Option that gives rise to the withholding requirement, having a Fair Market Value on the date of withholding equal to the minimum amount (and not any greater amount) required to be withheld for tax purposes.

6. Compliance with Legal Requirements. The grant and exercise of the Option and any other obligations of the Company under this Agreement shall be subject to all applicable federal and state laws, rules, and regulations and to such approvals by any regulatory or governmental agency as may be required. The Committee may postpone the issuance or delivery of the Shares, and may require the Participant to make such representations and furnish such information, in each case, as required by applicable laws, rules, and regulations.

7. Transferability. The Option may not be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by the Participant other than by will or by the laws of descent and distribution or pursuant to a transfer to the Participant’s “family members” (as defined in General Instructions A.1(a)(5) to Form S-8 under the Securities Act of 1933, as amended, and any successor thereto), whether directly or indirectly or by means of a trust or partnership or otherwise, and any purported assignment, alienation, pledge, attachment, sale, transfer, or encumbrance not in accordance with this Agreement shall be void and unenforceable against the Company, its Subsidiaries, and its Affiliates; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer, or encumbrance. The Option and any Shares received upon exercise thereof shall be subject to the restrictions set forth in the Plan and this Agreement.

8. Adjustment. In the event of an event described in Section 3(d) of the Plan occurring after the Grant Date, the adjustment provisions of Section 3(d) of the Plan shall apply to the Option, including to authorize appropriate adjustments to the Stock Price Hurdles set forth in Section 3(a) and the Share disposal restrictions set forth in Section 9. Without limiting the foregoing, in the event of a Share Change that is an extraordinary cash dividend, the Committee or Board shall, in its sole discretion, adjust the Options either (a) by applying the adjustment mechanism set forth in Treas. Regs. § 1.424-1(a) or (b) by equitably reducing the Option Price to the extent permitted by applicable law and to the extent such reduction does not result in adverse tax consequences to the Participant, and, in either case, by reducing each applicable Stock Price Hurdle by the amount of such extraordinary cash dividend.

9. Holding Period. Shares acquired upon exercise of the Option may not be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by the Participant (or any Affiliate or other permitted transferee pursuant to Section 7) prior to the date that is six months following the vesting of the tranche of the Option pursuant to which such Shares were acquired. Additionally, the Participant shall not (and shall cause the Participant’s Affiliates, or other permitted transferees pursuant to Section 7, not to) sell, transfer, or otherwise dispose of more than 10,000 Shares acquired upon exercise of the Option during any 30-day period. Notwithstanding the foregoing, the restrictions set forth in this paragraph shall not apply to Shares withheld to pay the Option Price, to Shares used to satisfy required tax withholding obligations, or to Shares transferred pursuant to the laws of descent and distribution, and shall cease to apply as of the Participant’s death or Disability or upon a Change in Control.

10. Change in Control.

(a) Inapplicability of the Plan Provisions. The provisions of Sections 10(a)-10(d) of the Plan shall not apply to the Options.

(b) Vesting. Upon the occurrence of a Change in Control, (i) any unvested Options for which the applicable Stock Price Hurdle is less than or equal to the Fair Market Value of a Share as of immediately prior to such Change in Control shall become fully vested and exercisable (“Accelerated Options”) and (ii) any unvested Options for which the applicable Stock Price Hurdle is greater than the Fair Market Value of a Share as of immediately prior to such Change in Control (“Unvested Options”) shall be treated as set forth in Section 10(c)(ii).

(c) Settlement; Assumption. Upon the occurrence of a Change in Control, (i) any Vested Options (including any Accelerated Options) shall be assumed or settled as provided under Section 3(d) of the Plan, as determined by the Board or the Committee, and (ii) Unvested Options shall be treated as follows: (A) if Shares are converted to or otherwise purchased for cash in connection with such Change in Control, then any Unvested Options shall be forfeited without consideration as of the occurrence of such Change in Control; (B) if Shares are converted to securities of the surviving entity (or parent thereof) in connection with such Change in Control, then the Company shall use commercially reasonable efforts to cause any Unvested Options to be substituted for or assumed or continued by the surviving entity (or parent thereof) in the Change in Control and the Stock Price Hurdles with respect to the Options to be adjusted, in each case, in accordance with Section 3(d) of the Plan; and (C) if Shares are converted to a mix of cash and securities of the surviving entity (or parent thereof) in connection with such Change in Control, then (1) that percentage of any Unvested Options that is equal to the percentage of consideration received in respect of each Share in cash in such Change in Control shall be forfeited and (2) the

Company shall use commercially reasonable efforts to cause any remaining Unvested Options to be substituted for or assumed or continued by the surviving entity (or parent thereof) in the Change in Control and the Stock Price Hurdles with respect to such Options to be adjusted, in each case, in accordance with Section 3(d) of the Plan.

11. Clawback. The Options and any Shares acquired upon exercise of the Options shall be subject to the terms of any Company recoupment, clawback, or similar policy as it may be in effect from time to time, as well as any similar provisions of applicable law, any of which could in certain circumstances require repayment or forfeiture of the Options or any Shares acquired upon exercise of the Options or other cash or property received with respect to the Options (including any gain realized from a disposition of the Shares acquired upon exercise of the Options). In addition, if the Participant incurs a Termination of Employment by the Company with Cause, the Committee may in its sole discretion require the Participant to forfeit any Shares previously acquired by the Participant upon exercise of the Options, repay any gain previously realized upon the disposition of any Shares acquired upon exercise of the Options, or both.

12. Miscellaneous.

(a) Waiver and Amendment. No waiver of any right hereunder by any party shall operate as a waiver of any other right, or as a waiver of the same right with respect to any subsequent occasion for its exercise, or as a waiver of any right to damages. No waiver by any party of any breach of this Agreement shall be held to constitute a waiver of any other breach or a waiver of the continuation of the same breach.

(b) Notices. All notices, demands, and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, facsimile, courier service, or personal delivery:

if to the Company, to:

Alico, Inc.

10070 Daniels Interstate Court, Suite 100

Fort Myers, Florida 33913

Facsimile: (239) 226-2004

Attention: Chairman, Compensation Committee

if to the Participant, to:

The address last on the records of the Company.

All such notices, demands, and other communications shall be deemed to have been duly given (i) when delivered by hand, if personally delivered; (ii) when delivered by courier, if delivered by commercial courier service; (iii) five business days after being deposited in the mail, postage prepaid, if mailed; and (iv) when receipt is mechanically acknowledged, if by facsimile.

(c) Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and each other provision of this Agreement shall be severable and enforceable to the extent permitted by law.

(d) No Rights to Service. Nothing contained in this Agreement shall be construed as giving the Participant any right to be retained, in any position, as an employee, consultant, or director of the Company or its Affiliates or shall interfere with or restrict in any way the right of the Company or its Affiliates to remove, terminate, or discharge the Participant at any time and for any reason whatsoever.

(e) Beneficiary. The Participant may file with the Company a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, change or revoke such designation by filing a new designation with the Company. The last such designation received by the Company shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Company prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by the Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate.

(f) Successors. The terms of this Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns, and shall be binding upon and inure to the benefit of the Participant and the Participant’s beneficiaries, executors, administrators, heirs, and successors.

(g) Entire Agreement. This Agreement and the Plan contain the entire agreement and understanding of the parties hereto with respect to the subject matter contained herein and supersede all prior communications, representations, and negotiations with respect thereto.

(h) Bound by the Plan. By signing this Agreement, the Participant acknowledges that he or she has received a copy of the Plan and has had an opportunity to review the Plan and agrees to be bound by all the terms and provisions of the Plan.

(i) Governing Law. This Agreement shall be construed and interpreted in accordance with the internal laws of the State of Florida without regard to principles of conflicts of law thereof, or principles of conflicts of laws of any other jurisdiction that could cause the application of the laws of any jurisdiction other than the State of Florida.

(j) Headings. The headings of the Sections of this Agreement are provided for convenience only and are not to serve as a basis for interpretation or construction of and shall not constitute a part of this Agreement.

(k) Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

ALICO, INC.

By:	/s/ Robert G. Eisner
Name: Robert G. Eisner
Title: Compensation Committee Chair

PARTICIPANT

By:	/s/ Remy W. Trafelet
Remy W. Trafelet

[Signature Page to Nonqualified Option Agreement]